UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RES-CARE, INC.

(Name of Subject Company)

RES-CARE, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

David W. Miles

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

(502)394-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan K. MacDonald

Frost Brown Todd, LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

(502)589-5400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Res-Care, Inc., a Kentucky corporation (“ResCare” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as amended from time to time, the “Schedule 14D-9” or “Statement”), relating to the offer by Onex Rescare Acquisition, LLC, a Delaware limited liability company (“Purchaser”), an affiliate of Onex Corporation (“Onex,” and together with Purchaser and their affiliates, the “Purchaser Group”), to purchase all of the outstanding shares of common stock, no par value, of ResCare (the “Shares”), other than Shares owned by the Purchaser Group, at a price of $13.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 25, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer was disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO originally filed by Purchaser with the SEC on October 7, 2010 (as amended or supplemented from time to time, the “Schedule TO”). Capitalized terms used in this amendment without definition have the respective meanings set forth in the Schedule 14D-9.

This Amendment No. 3 is being filed to reflect certain updates as reflected below. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

1.                                      SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by substituting the following paragraph for the paragraph beginning with the subheading “Illustrative Present Value of Future Share Price of the Company” that precedes the table.

Illustrative Present Value of Future Share Price of the Company.  Goldman Sachs performed an illustrative analysis of the present value of the future price per Share using the Forecasts. This analysis is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, based on the Forecasts, Goldman Sachs first calculated the illustrative future values per Share by applying a range of forward 2011 price-to-earnings multiple estimates from 7.0x-10.0x to the forward earnings Forecasts for each of the fiscal years 2011 to 2015 to derive a future value in each of the years 2010 through 2014. The illustrative future values per Share in each year were then discounted back to August 13, 2010, using a discount rate of 10.0% reflecting an estimate of the Company’s cost of equity.  Goldman Sachs derived this discount rate by utilizing the Capital Asset Pricing Model (“CAPM”). Goldman Sachs utilized the CAPM to estimate the Company’s cost of equity because, in Goldman Sachs’ professional judgment, the CAPM is the most appropriate method available to estimate cost of capital for purposes of valuing companies operating in regions with active and liquid capital markets. CAPM takes into account certain financial metrics for the Company and the United States financial markets. The applied discount rate of 10% was based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. This analysis resulted in illustrative ranges of present values per Share for each of the years 2010, 2011, 2012, 2013 and 2014 as follows:

2.                                      SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by substituting the following paragraph for the paragraph beginning with the subheading “Illustrative Discounted Cash Flow Analysis.”

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the fourth quarter of fiscal year 2010 and each of the fiscal years 2011 through 2015. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2015 based on perpetuity growth rates ranging from (1.0%) to 1.0% and assuming no acquisitions or acquisition costs in terminal year calculations. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 8.00% to 9.00%, reflecting estimates of the Company’s weighted average cost of capital.  Goldman Sachs derived this range of discount rates by utilizing the CAPM. Goldman Sachs utilized the CAPM to estimate the Company’s weighted average cost of capital because, in Goldman Sachs’ professional judgment, the CAPM is the most appropriate method available to estimate cost of capital for purposes of valuing companies operating in regions with active and liquid capital markets. CAPM takes into account certain financial metrics for the Company and the United States financial markets. The applied discount rates ranging from 8% to 9% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. This analysis resulted in a range of illustrative per share value indications of $10.47 to $17.15.

3.                                      SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee

The section of the Schedule 14D-9 titled “SPECIAL FACTORS — 3.  Reports, Opinions, Appraisals and Negotiations — Opinion of the Financial Advisor to the Special Committee” is hereby amended by substituting the following paragraph for the paragraph immediately following the first paragraph under the subheading “Illustrative Leveraged Buyout Analysis—Hypothetical Financial Buyer.”

These two illustrative leveraged buyout analyses assisted Goldman Sachs and the Special Committee in understanding the returns that Onex and a hypothetical financial buyer may achieve if they were to pay various prices per share to acquire ResCare under a specified set of assumptions.  Review of these returns, together with the corresponding offer prices per share of ResCare common stock, contributed to the understanding by Goldman Sachs and the Special Committee of the range of financial values that Onex and a hypothetical financial buyer, each operating under its respective set of illustrative assumptions, may attribute to ResCare in the context of a leveraged buyout transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

RES-CARE, INC.

Dated: November 2, 2010	By:	/s/ DAVID W. MILES
David W. Miles
Executive Vice President and Chief Financial Officer